March 10, 2026

Tamar Rapaport-Dagim
Chief Financial Officer
Amdocs Limited
Hirzel House, Smith Street
St. Peter Port, Guernsey, GY1 2NG

       Re: Amdocs Limited
           Form 20-F for the Fiscal Year Ended September 30, 2025
           File No. 001-14840
Dear Tamar Rapaport-Dagim:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2025
Operating and Financial Review and Prospects, page 27

1. We note you quantify and discuss managed service backlog and renewals in your earnings releases and investor presentations. In addition, in Exhibit
99.1 of the Form 6-K
       furnished on December 16, 2025, you refer to near 100% renewal rates as one of your strategic pillars and include 12-month backlog in your list of key financial highlights.
       Please tell us whether these metrics are key performance indicators used in managing your business and if so, revise to include a quantified discussion of these metrics for each period presented. Refer to SEC Release No. 33-10751.
 March 10, 2026
Page 2
Notes to Consolidated Financial Statements
Note 4. Revenue
Remaining Performance Obligations from Contracts with Customers, page F-19

2. We note your disclosure where you state given the profile of contract terms, the majority of the $6.4 billion of remaining performance obligations at September 30, 2025, are expected to be recognized as revenue over the next three years. Please revise to disclose when you expect to recognize such amounts as revenue on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations (e.g. within one year, within two years, within three years and three years and beyond), or by providing qualitative information. Refer to ASC 606-10-50-13.
Note 22. Segment Information and Revenue from Significant Customers, page F-34

3. You state the CODM evaluates the company's operating results on a consolidated net income basis. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-
       29(f) and the example at ASC 280-10-55-54(c).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-3499
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Michael Kaplan